Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

================================================================================

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          AMERICANA DISTRIBUTION, INC.
                       (f/k/a/ AMERICANA PUBLISHING, INC.)
                       -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                 --------------
                                 (CUSIP Number)


                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                                   Mark Angelo
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300


                                  June 26, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                  SCHEDULE 13D                            Page 2

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Cornell Capital Partners LP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF            7     SOLE VOTING POWER
SHARES
BENEFICIALLY               29,294,729
OWNED BY             -----------------------------------------------------------
EACH                 8     SHARED VOTING POWER
REPORTING
PERSON
WITH                 -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           29,294,729
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,294,729
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Yorkville Advisors, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF            7     SOLE VOTING POWER
SHARES
BENEFICIALLY               29,294,729 (as General Partner of Cornell Capital
OWNED BY                               Partners, LP)
EACH                 -----------------------------------------------------------
REPORTING            8     SHARED VOTING POWER
PERSON
WITH                       -0-
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           29,294,729 (as General Partner of Cornell Capital
                                       Partners, LP)
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,294,729 (as General Partner of Cornell Capital Partners, LP)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Mark Angelo
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF            7     SOLE VOTING POWER
SHARES
BENEFICIALLY               29,294,729 (as Portfolio Manager of Cornell Capital
OWNED BY                               Partners, LP and President of Yorkville
EACH                                   Advisors, LLC)
REPORTING            -----------------------------------------------------------
PERSON               8     SHARED VOTING POWER
WITH
                           -0-
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           29,294,729 (as Portfolio Manager of Cornell Capital
                                       Partners, LP and President of Yorkville
                                       Advisors, LLC)
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,294,729 (as Portfolio Manager of Cornell Capital Partners, LP and
                  President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Montgomery Equity Partners, Ltd
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            2,978,000  (as an affiliate entity, which Yorkville
OWNED BY                            Advisors, LLC is the investment advisor of
EACH                                Cornell and Montgomery and Mark Angelo is
REPORTING                           the President of Yorkville Advisors, LLC)
PERSON            --------------------------------------------------------------
WITH              8     SHARED VOTING POWER

                        -0-
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        29,294,729 (as an affiliate entity, which Yorkville
                                    Advisors, LLC is the investment advisor of
                                    Cornell and Montgomery and Mark Angelo is
                                    the President of Yorkville Advisors, LLC)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,294,729 (as an affiliate entity, which Yorkville Advisors, LLC is the investment advisor of Cornell and Montgomery and Mark Angelo is the President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to shares of common stock, no par value per share (the "Shares"), of Americana Publishing, Inc. a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is located at 303 San Mateo NE, Suite 104A, Albuquerque, NM 87108.

Item 2. Identity and Background.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville"), Mark Angelo ("Angelo") and Montgomery Equity Partners, Ltd. ("Montgomery") (Cornell, Yorkville, Angelo and Montgomery collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States. Montgomery Equity Partners, Ltd, an exempt company of the Cayman Islands, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund, which Yorkville is the Investment Advisor of Montgomery and Angelo is the President of Yorkville.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Of the Shares, one million four hundred seventy-eight thousand nine hundred forty (1,478,940) were acquired as compensation pursuant to the Standby Equity Distribution Agreement dated March 31, 2005 between Cornell and Issuer, and twenty six million three hundred fifteen thousand seven hundred eighty nine (26,315,789) shares, were acquired under an Advance Notice, pursuant to the terms of the Standby Equity Distribution Agreement, at a purchase price of $0.0095 per share on June 13, 2006. One million five hundred thousand (1,500,000) shares were acquired by Montgomery through a conversion pursuant to a Convertible Debenture dated December 23, 2006 at a price of $0.001 per/share on April 25, 2006.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) As of June 13, 2006 the Reporting Persons were the record and beneficial owner of 29,294,729 Shares representing 5.9% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell and Investment Manager of Montgomery and Angelo as the Portfolio Manager of Cornell and Montgomery and President of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Shares, which may be deemed to have a beneficial ownership in the aforementioned Shares.

      Cornell and Montgomery have the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell and Montgomery. Angelo, as the Portfolio Manager of Cornell and Montgomery and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell and Montgomery.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Cornell and the Issuer are parties to the following agreements, dated March 31, 2005 relating to the Shares: Standby Equity Distribution Agreement, Registration Rights Agreement and Placement Agent Agreement.

      Montgomery and the Issuer are parties to the following agreements, dated December 23, 2005 relating to the Shares: Securities Purchase Agreement, Investor Registration Rights Agreement, Irrevocable Transfer Agent Instructions and Secured Convertible Debenture.

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1     Joint Filing Agreement.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2006                     REPORTING PERSONS:

                                         CORNELL CAPITAL PARTNERS, LP

                                         By:  Yorkville Advisors, LLC
                                         Its: General Partner


                                         By: /s/ Mark Angelo
                                             -----------------------------
                                             Name: Mark Angelo
                                             Its:  Portfolio Manager


                                         MONTGOMERY EQUITY PARTNERS, LTD


                                         By: /s/ Mark Angelo
                                             -----------------------------
                                             Name: Mark Angelo
                                             Its:  Portfolio Manager


                                         YORKVILLE ADVISORS, LLC


                                         By: /s/ Mark Angelo
                                             -----------------------------
                                             Name: Mark Angelo
                                             Its:  Portfolio Manager


                                         MARK ANGELO


                                         /s/ Mark Angelo
                                         ---------------------------------